UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

SRI/SURGICAL EXPRESS, INC.

(Name of Subject Company)

SHM ACQUISITION, INC.

(Offeror)

SYNERGY HEALTH US HOLDINGS LIMITED

(Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

78464W104

(CUSIP Number of Class of Securities)

Gavin Hill

Group Finance Director

Synergy Health

Ground Floor Stella, Windmill Hill Business Park

Whitehill Way, Swindon, SN5 6NX, United Kingdom

Telephone: 011-44-1793 891-861

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Jonathan Klein

DLA Piper LLP (US)

1251 Avenue of the Americas

New York, New York 10020-1104

Telephone: (212) 335-4500

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not Applicable	Not Applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INDEX TO EXHIBITS

Exhibit No.	Description

99.1	Joint Press Release issued by SRI/Surgical Express, Inc. and Synergy Health US Holdings Limited.

99.2	Press Release issued by Synergy Health plc in compliance with London Stock Exchange requirements.

3